Exhibit 99.1

Ucommune Announces Executive and Board Member Changes

Beijing, June 21, 2021 - Ucommune International Ltd. (NASDAQ: UK) (“Ucommune” or the “Company”), a leading agile office space manager and provider in China, today announced executive and board member changes, effective immediately as follows.

●	Mr. Cheong Kwok Mun has resigned from his positions of Chairman of the Board and Chief Financial Officer for personal reasons. Mr. Cheong will remain on the Board as a director.

●	Dr. Daqing Mao, founder and prior board director of the Company, has been appointed to the position of Chairman of the Board.

●	Mr. Siyuan Wang, previously financial controller of the Company, has been promoted to the position of Chief Financial Officer.

●	Ms. Xin Guan has replaced Mr. Zhuangkun He as Chief Executive Officer while retaining her original position of Chief Operating Officer. Mr. He, a co-founder of Ucommune, will continue to work as an advisor for the Company with a focus on strategic planning.

●	Mr. Zirui Wang, previously the risk officer of risk control department for the Company, has been appointed to the position of Chief Risk Officer.

●	Mr. Guohang Wang has resigned from the position of Chief Strategy Officer. Ms. Xin Guan, Chief Operating Officer and newly appointed Chief Executive Officer, will assume the responsibility for the work previously assigned to Mr. Wang in this role.

Mr. Daqing Mao, Chairman of the Board, commented, “On behalf of the Board, I would like to thank our board members and executives for their hard work and contributions over the past several years and welcome our new CEO and CFO. As we continue to expand our business, we must adapt our management structure accordingly. This will ensure that our operational capabilities, strategic planning, and corporate governance remain in sync with our long-term business goals. We look forward to working with everyone going forward and remain confident that these individuals will contribute to an organization that is greater than the sum of its parts.”

The Company’s executive profiles are as follows.

Dr. Daqing Mao, Chairman of the Board

Dr. Daqing Mao is the founder of the Company and has served as its director since December 2020. Since June 2021, Dr. Mao has been serving as the Chairman of the Company’s Board of Directors. Since March 2021, Dr. Mao has also served as a director of UK Wisdom Limited. The Company owns an 85% equity interest of Ucommune Talent Limited, the sponsor of UK Wisdom Limited. Prior to founding the Company, Dr. Mao served as the executive vice president of China Vanke Co., Ltd. (HKEX: 2202) and the general manager of Beijing Vanke Company Limited from 2009 to 2015. Prior to that, Dr. Mao served as the Bohai-Rim region general manager of CapitaLand China Holdings Pte Ltd (Beijing) from 2002 to 2009, was the chief representative of The Ascott Limited (Beijing) from 2000 to 2002, was a resident architect and project manager at Somerset Holding’s Limited from 1996 to 1999, was a senior designer at Nikken Sekkei International from 1994 to 1996, and was a senior planner at Thailand’s Saha Group from 1993 to 1994.

Dr. Mao is also the founder and Chairman of 5Lmeet, a lifestyle innovation company based in Beijing. Dr. Mao is a Chartered Architect in China and serves as a visiting professor in multiple universities and an expert consultant for the Beijing Municipal People’s Government. Dr. Mao received his bachelor’s degree in architecture from Southeast University in 1991 and his Ph.D. degree in management science and engineering from Tongji University in 2002. He also completed his post-doctoral program in regional economics at Peking University in 2006.

Ms. Xin Guan, CEO and COO

Ms. Xin Guan has made a number of significant contributions to the Company since she began her tenure as Chief Operating Officer in November 2020. In this role, Ms. Guan has been primarily responsible for the operation and management of the Company’s projects across the country, defined a standardized rating system for the Company’s product lines, and established a set of standard operating procedures for China’s co-working space industry.

Ms. Xin Guan also actively established and implemented the Company’s asset-light business model (the “Model”). As part of the Model, the asset owner is responsible for the majority of a project’s start-up costs, while the Company provides the asset owner with low-cost, standardized building management services and shares in the associated benefits. By utilizing this Model, the Company increases its flexibility and scalability to better serve its customers’ needs, accelerates its profitability, and avoids high upfront investment costs.

Ms. Xin Guan has assumed the role of Chief Executive Officer starting in June 2021. Ms. Xin Guan holds this position concurrently with her role as Chief Operating Officer. Before joining the Company, Ms. Xin Guan was in charge of systematic construction at Taikang Community from 2014 to 2016. Prior to this role, Ms. Guan served as vice president for the medium-level brand chain at Plateno Group from 2012 to 2014. Ms. Guan obtained her bachelor’s degree in mathematics with a dual degree in business administration from University of Waterloo in 2004.

Mr. Siyuan Wang, CFO

Mr. Siyuan Wang joined the Company in November 2018 and served as the Company’s financial controller prior to assuming the role of Chief Financial Officer in June 2021. Since March 2021, Mr. Wang has also served as the Chief Financial Officer of UK Wisdom Limited. The Company owns an 85% equity interest of Ucommune Talent Limited, the sponsor of UK Wisdom Limited. Prior to joining the Company, Mr. Wang worked in the audit and assurance function at Deloitte Touche Tohmatsu LLC, Chicago office, from 2012 to 2018. Mr. Wang has a strong background in accounting and finance and is familiar with U.S. GAAP and financial reporting. He graduated from the University of Idaho in 2009 with a Bachelor of Science in Accounting and Finance, and received a Master of Science in Accounting from Michigan State University in 2012. Mr. Wang has been an American Certified Public Accountant (AICPA) since September 2014.

Mr. Zirui Wang, CRO

Prior to assuming the role of Chief Risk Officer in June 2021, Mr. Zirui Wang served as the Company’s risk officer of Company’s risk control department, legal director and legal manager of the Company’s legal department, starting in July 2016. Mr. Wang received his master’s degree in law from Beijing Normal University in July 2016 and has maintained a legal professional qualification certificate since March 2015.

About Ucommune International Ltd.

Ucommune is China’s leading agile office space manager and provider. Founded in 2015, Ucommune has created a large-scale intelligent agile office ecosystem covering economically vibrant regions throughout China to empower its members with flexible and cost-efficient office space solutions. Ucommune’s various offline agile office space services include self-operated models, such as U Space, U Studio, and U Design, as well as asset-light models, such as U Brand and U Partner. By utilizing its expertise in the real estate and retail industries, Ucommune operates its agile office spaces with high efficiency and engages in the urban transformation of older and under-utilized buildings to redefine commercial real estate in China.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s agile office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s agile office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Ucommune International Ltd.

ir@ucommune.com

ICR, LLC.

Robin Yang

ucommune@icrinc.com

+1 (212) 537-3847

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